Joseph P. Cotropia

Educational Background and Recent Work History (Dated August 31, 2017)

Education

The University of Texas Southwestern Medical School, Degree in Medicine

The University of Texas at Austin, Bachelor of Science Degree in Chemistry

University of Wisconsin-Madison, Master's Degree in Physiological Chemistry

Work History for the Past 3 years

Officer and Director of BioClonetics Immunotherapeutics, Inc., a Texas Corporation, and Chief Scientific Officer and Research at BioClonetics Immunotherapeutics, Inc.